Exhibit 12

BROADWING CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months Ended September 30, 2006	Years Ended
		December 31, 2005	December 31, 2004	December 31, 2003	December 28, 2002	December 29, 2001
	(in thousands)
Loss before income taxes	$(48,445)	$(133,428)	$(152,181)	$(260,858)	$(507,760)	$(1,378,093)
Add: estimated fixed charges	17,771	38,621	46,841	7,571	3,283	7,240
Add: estimated amortization of capitalized interest	958	845	103	—	—	—
Less: interest capitalized	(875)	(6,962)	(4,066)	—	—	—
Less: minority interest	—	—	—	387	—	—

Total earnings available for fixed charges	$(30,591)	$(100,924)	$(109,303)	$(252,900)	$(504,477)	$(1,370,853)

Estimate of interest factor on rentals	9,975	13,300	11,500	7,067	2,167	3,367
Interest expense, including amortization of premiums, discounts and debt issuance costs	6,921	18,359	31,275	504	1,116	3,873
Interest capitalized	875	6,962	4,066	—	—	—

Total fixed charges	$17,771	$38,621	$46,841	$7,571	$3,283	$7,240

Ratio of earnings to fixed charges	nm	nm	nm	nm	nm	nm

Additional pre-tax income needed for earnings to cover fixed charges	$48,362	$139,545	$156,144	$260,471	$507,760	$1,378,093

nm — not meaningful